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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNAVANT INC.
                           (Name of Subject Company)

                                 SYNAVANT INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   016752107
                     (CUSIP Number of Class of Securities)

                                WAYNE P. YETTER
                                 SYNAVANT INC.
                        3445 PEACHTREE ROAD, SUITE 1400
                             ATLANTA, GEORGIA 30326
                                 (404) 841-4000
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                WITH COPIES TO:
                           ELIZABETH O. DERRICK, ESQ.
                     WOMBLE CARLYLE SANDRIDGE & RICE, PLLC
                           1201 WEST PEACHTREE STREET
                                   SUITE 3500
                             ATLANTA, GEORGIA 30309

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

April 12, 2003

Dear SYNAVANT colleague

     Further to my letter dated March 16, 2003, I am pleased to inform you of a further exciting development regarding the future of SYNAVANT.

     In my letter of March 16, I advised you of our intention to sell our global Interactive Marketing business to Groupe CEGEDIM, a multi-national provider of technologies and services relating to medical information for healthcare professionals and pharmaceutical companies.

     Today, I am writing to advise you that CEGEDIM has expanded its original offer and has made a cash tender offer bid for the entire SYNAVANT business -- both our Interactive Marketing and our CRM technology and consulting services businesses. SYNAVANT's Board of Directors has endorsed the bid and we have entered into a definitive agreement with CEGEDIM for CEGEDIM to purchase all of the issued and outstanding SYNAVANT stock. We expect this revised transaction to close by mid-year 2003. Full details of the announcement are in the news release we issued earlier today which is posted on SYNAVANT Global: http://10.11.35.20/index.asp?page--id=42.

     This means that when the transaction closes, SYNAVANT's entire business will be merged with CEGEDIM's.

     It is our view that CEGEDIM's offer of $2.30 per share reflects appropriately the value inherent in our businesses, after considering the prospects, liabilities, costs and business risks associated with them, including the substantial restructuring that would be necessary to maximize sustainable, profitable growth as a smaller player in the CRM technology and consulting services arena.

     By merging SYNAVANT's entire operations with CEGEDIM's, the resulting business will have an enriched portfolio of information products, a greatly enhanced portfolio of Interactive Marketing and consulting offerings and a very strong portfolio of CRM technology solutions and services that meets a wide range of customer needs in all geographies. While there is some overlap between our activities in certain countries, generally the opportunities generated in the new, strengthened, global organization will provide a challenging and rewarding environment for employees to realize their career aspirations.

     The combination of these businesses brings CEGEDIM substantially enhanced service delivery capabilities for the U.S. market, significant relationships with global pharmaceutical companies and a growing pipeline of additional service opportunities. In Europe and the Pacific Rim, the combination provides similar benefits and eliminates the need to split SYNAVANT's Interactive Marketing and CRM technology and consulting services businesses, which, historically, have operated cohesively.

     Between now and the closing we will work closely with CEGEDIM to prepare detailed plans for integrating our two organizations. As the transaction and our plans move forward we will keep you informed of our progress through email, SYNAVANT Global and verbal briefings from your manager. In the meantime, we have tried to address the general issues and concerns you may have in the attached Question and Answer document and updated CEGEDIM information sheet.

     If you have further questions, please feel free to discuss these with your local senior manager or to email them to me via our transaction email box:
SYNAVANT questions.

     I believe this is a very positive step for SYNAVANT and one that will help assure the future development and success of our people, solutions and services.

                                          Sincerely

                                                  /s/ WAYNE P. YETTER
                                          --------------------------------------
                                                     Wayne P. Yetter
                                           Chairman and Chief Executive Officer

Attached:

Questions and Answers document
CEGEDIM Information sheet

                      SALE OF SYNAVANT BUSINESS TO CEGEDIM
                         ANSWERS TO EMPLOYEE QUESTIONS

INDEX

     1. Why has SYNAVANT's management decided to sell the entire SYNAVANT business to CEGEDIM?

     2.  Why did CEGEDIM not bid for the entire SYNAVANT business previously?

     3.  How much will CEGEDIM pay for SYNAVANT's entire business?

     4. Why is this figure for the entire SYNAVANT business lower than the cash sum agreed for just the Interactive Marketing business in the previous Agreement?

     5.  How do we know this is a fair price for SYNAVANT's entire business?

     6. What happens to the previous Agreement signed with CEGEDIM for the sale of SYNAVANT's Interactive Marketing business?

     7.  Will SYNAVANT remain a public company?

     8.  Will the SYNAVANT name be retained by CEGEDIM?

     9.  When is the transaction expected to close?

     10.  What will happen between now and when the transaction closes?

     11.  What will the transition teams do?

     12.  Who will participate in the transition teams?

     13. In some European countries there is a large overlap between SYNAVANT's and CEGEDIM's activities. How many job losses will there be?

     14. When will I know whether I am offered a position in the CEGEDIM organization?

     15. If I am offered a position in the CEGEDIM organization, what will happen to my employment contract?

     16. If I am offered a position in the CEGEDIM organization, will I have to relocate?

     17. If I am offered a position in the CEGEDIM organization, will my salary and benefits package change?

     18. If I am offered a position in the CEGEDIM organization, will my years' service carry over to CEGEDIM?

     19. What happens if I am not offered a position in the CEGEDIM organization?

     20. If I am unhappy about the role I am offered in CEGEDIM, can I choose to be laid-off?

     21. SYNAVANT delayed its 2003 salary increases for six months. Will CEGEDIM honor these increases?

     22. I hold SYNAVANT shares. What happens to my shares once the transaction is completed?

     23. I hold SYNAVANT stock options. What happens to my stock options once the transaction is completed?

     24.  Can I continue to trade in SYNAVANT stock?

     25.  Will SYNAVANT's Senior Leadership Team transfer to CEGEDIM?

     26. Will CEGEDIM continue to develop, market and sell all SYNAVANT's existing IM and CRM technology solutions and services?

     27. Will the SYNAVANT CRM technology services team start selling CEGEDIM's technology products, especially in those countries where they have not yet gained traction?

     28. Our technology competitors may try to erode customer confidence by claiming that it is impossible for CEGEDIM to continue to support so many different CRM technologies. How do we counter this?

     29.  Are we still a services company?

     30.  Will IMS Health still have access rights to PharbaseSM?

     31. What will be CEGEDIM's strategy moving forward, as it relates to SYNAVANT's IM and CRM technology services and consulting businesses?

     32.  How will customer communications be handled?

     33.  What happens to our existing customer contracts?

     34. How do we manage new customer proposals in the interim period before the transaction closes?

     35. What happens to our existing alliances and partnerships with third party companies?

     36.  Will our strategic alliance with Siebel Systems transfer to CEGEDIM?

     37. Will SYNAVANT's US organization continue to sell its CRM technology services to non-pharmaceutical companies?

     38. What do I do if I receive a call from the media or other third parties (for example competitors, investors)?

     39. What do I do if I have a question that is not addressed in this document?

     1. Why has SYNAVANT's management decided to sell the entire SYNAVANT business to CEGEDIM?

          The offer made by CEGEDIM represents a significant premium to our recent share price and good value for our shareholders. The strategic potential of the combination of SYNAVANT and CEGEDIM will also present opportunities for our customers and employees.

     2.  Why did CEGEDIM not bid for the entire SYNAVANT business previously?

          Discussions were held initially with CEGEDIM regarding its interest in Pharbase(SM) and our Interactive Marketing business. As we continued our discussions, interest was developed in the entire SYNAVANT business. Both our IM and CRM technology and consulting services businesses complement CEGEDIM's strategic focus and strengthen its global presence.

     3.  How much will CEGEDIM pay for SYNAVANT's entire business?

          CEGEDIM will make an offer to SYNAVANT shareholders to tender their shares for $2.30 per share. Based on the number of SYNAVANT shares the total value to be paid by CEGEDIM is $36.6 million.

     4. Why is this figure for the entire SYNAVANT business lower than the cash sum agreed for just the Interactive Marketing business in the previous agreement?

          The amount being paid represents a significant premium over our current share price. The number is lower than the sum agreed for the Interactive Marketing business because in this agreement CEGEDIM also takes responsibility for all SYNAVANT's corporate liabilities and costs including our IMS Health liability and costs of our ongoing restructuring including real estate consolidation. These liabilities and costs, which SYNAVANT would have had to pay from the proceeds of the earlier deal, total several million dollars.

     5.  How do we know this is a fair price for SYNAVANT's entire business?

          An independent fairness opinion was provided to the Board of Directors to establish that this is a fair price. This analysis examines the profitability of SYNAVANT, comparisons with other similar transactions, recent share performance, etc.

     6. What happens to the previous Agreement signed with CEGEDIM for the sale of SYNAVANT's Interactive Marketing business?

          The prior agreement has been terminated and replaced by this new expanded agreement for the purchase of all of SYNAVANT.

     7.  Will SYNAVANT remain a public company?

          SYNAVANT will no longer operate as a public company. It will become part of CEGEDIM, a French public company.

     8.  Will the SYNAVANT name be retained by CEGEDIM?

          It is expected that all operations will operate as CEGEDIM, however the specific naming will be decided by CEGEDIM.

     9.  When is the transaction expected to close?

          The tender offer process is expected to be completed by mid-year 2003.

     10. What will happen between now and when the transaction closes?

          We will continue to serve our customers and continue our business development efforts. Transition teams will be established to ensure a smooth integration of SYNAVANT operations with CEGEDIM.

     11. What will the transition teams do?

          The transition teams will develop plans for the most effective integration of the people, processes, solutions and technology infrastructure of our combined organizations.

     12. Who will participate in the transition teams?

          Key managers with a strong understanding of our respective company operations will be asked to participate on the transition teams. These teams will be established as soon as practical.

     13. In some European countries there is a large overlap between SYNAVANT's and CEGEDIM's activities. How many job losses will there be?

          This is not known at this time. The transition teams will need to review the entire SYNAVANT/ CEGEDIM structure, activities and performance before staffing recommendations may be made.

     14. When will I know whether I am offered a position in the CEGEDIM organization?

          We will try to define the combined organizational structure over the next 1-2 months.

     15. If I am offered a position in the CEGEDIM organization, what will happen to my employment contract?

          All contracts -- including short-term ones -- will transfer to CEGEDIM at the time of execution.

     16. If I am offered a position in the CEGEDIM organization, will I have to relocate?

          In some countries this is not expected to be required. In other countries some employees may be offered opportunities in the newly-integrated organization that might require relocation. We will try to confirm office locations with the next 1-2 months in those countries where multiple SYNAVANT/ CEGEDIM offices exist currently.

     17. If I am offered a position in the CEGEDIM organization, will my salary and benefits package change?

          In many countries, legislation dictates that after the transaction is completed, your overall compensation (including salary, bonus opportunity and benefits) will not be less than at present. In countries where protective legislation does not exist, CEGEDIM has agreed to honor all compensation and benefit levels for at least a one-year period. These may be evaluated in the future as operations are aligned to realize the full strategic potential of the combined SYNAVANT/CEGEDIM business.

     18. If I am offered a position in the CEGEDIM organization, will my years' service carry over to CEGEDIM?

          Yes.

     19. What happens if I am not offered a position in the CEGEDIM organization?

          You will receive a severance package in accordance with the current SYNAVANT policy in your country.

     20. If I am unhappy about the role I am offered in CEGEDIM, can I choose to be laid-off?

          Every effort will be made to leverage effectively the tremendous talent in both the SYNAVANT and CEGEDIM organizations. We hope that all employees who have a role in the future organization will be excited about their potential to contribute to the growth of the company and realize their career aspirations. If you are offered a role in the CEGEDIM organization, you may decline to join CEGEDIM; however this will be treated as a normal resignation.

     21. SYNAVANT delayed its 2003 salary increases for six months. Will CEGEDIM honor these increases?

          It is anticipated that these planned increases will be honored.

     22. I hold SYNAVANT shares. What happens to my shares once the transaction is completed?

          You will have the same opportunity as other shareholders to tender your shares for $2.30 per share.

     23. I hold SYNAVANT stock options. What happens to my stock options once the transaction is completed?

          This transaction constitutes a change in control so all stock options will vest immediately upon completion of the transaction. Option holders will receive the value of all "in the money" options. You will be sent details of how this will be done at the appropriate time.

     24. Can I continue to trade SYNAVANT stock?

          You may trade SYNAVANT stock as long as you do not have access to material non- public information that would prevent you from trading in SYNAVANT shares. If you have any questions in this regard please contact Vincent Napoleon, SYNAVANT's Secretary and General Counsel.

     25. Will SYNAVANT's Senior Leadership Team transfer to CEGEDIM?

          It is anticipated that some members of the Senior Leadership Team will play key roles in the on-going combined business while others may be made redundant in the integrated operations. These determinations will be made in the near future during our integration planning.

     26. Will CEGEDIM continue to develop, market and sell all SYNAVANT's existing IM and CRM technology solutions and services?

          CEGEDIM will honor the terms and conditions of all existing customer contracts for at least the life of the contract. In addition, as part of our transition and integration planning there will be a full assessment of the combined solution and service assets of the new organization. A key objective will be to develop a portfolio of exciting, high value solutions and services for our customers.

     27. Will the SYNAVANT IM and CRM technology services teams start selling CEGEDIM's IM and technology solutions, especially in those countries where they have not yet gained traction?

          This decision will be made by CEGEDIM after the closing of the transaction. We will use the combined resources of SYNAVANT and CEGEDIM to offer a range of high-value solutions and services to customers.

     28. Our technology competitors may try to erode customer confidence by claiming that it is impossible for CEGEDIM to continue to support so many different CRM technologies. How do we counter this?

          This is very easy for us to counter. SYNAVANT's current business model is built around providing services and this has become our core strength over the last couple years. This business model enables us to deliver services for multiple technologies and applications without incurring high infrastructure costs or diluting our capability and customer focus. This positions us well to continue to provide services for our current offerings as well as for those of CEGEDIM.

     29.  Are we still a services company?

          SYNAVANT's current business model is built around services and this has become our core strength over the last couple years. On the technology side, CEGEDIM has a different model; it develops its own CRM software. As part of the transition and integration planning, there will be an assessment of how these two models may work together.

     30.  Will IMS Health still have access rights to PharbaseSM?

          Yes.

     31. What will be CEGEDIM's strategy moving forward, as it relates to SYNAVANT's IM and CRM technology services and consulting businesses?

          CEGEDIM sees great value in SYNAVANT's IM, CRM technology services and consulting capabilities and these will be leveraged appropriately in the new strengthened global organization.

     32.  How will customer communications be handled?

          Customer communications messages and activities will be fully coordinated. These will comprise:

        - A letter from Wayne Yetter, SYNAVANT's Chairman and Chief Executive Officer to senior executives in all our customer and prospect companies

        - Face-to-face briefings by customer-facing teams with all key customers and prospects

        - Presentation materials have been developed to help teams in their briefings

        - A customer Q&A has been prepared to help our customer-facing teams answer any questions they may receive

          All materials are available from your local manager and from SYNAVANT Global, our intranet.

     33.  What happens to our existing customer contracts?

        - We expect existing customer contracts to continue after the transaction

           - without disruption and

           - without any change to their terms and conditions

        - All customer contracts will transfer to the CEGEDIM organization

     34. How do we manage new customer proposals in the interim period before the transaction closes?

          Prior to the closing of the transaction we must continue to operate our respective businesses independently. As the news is public that the entire SYNAVANT business will be acquired by CEGEDIM, this should form part of your discussion with the prospect. It is essential that you reassure the prospect that despite the imminent change in the ownership of our business, we are still able to offer these services and that CEGEDIM will continue to support them for at least the life of the contract.

     35. What happens to our existing alliances and partnerships with third party companies?

          These alliances and partnerships should remain intact and transfer to CEGEDIM, but will be evaluated as part of the integration process.

     36.  Will our strategic alliance with Siebel Systems transfer to CEGEDIM?

          This will be a focus of discussions with Siebel. We expect to continue to use our growing Siebel skills and experience to serve current and future customers.

     37. Will SYNAVANT's US organization continue to sell its CRM technology services to non-pharmaceutical companies?

          We expect this to continue but this will be reassessed in joint strategy evaluations during the integration process.

     38. What do I do if I receive a call from the media or other third parties (for example competitors, investors)?

          Employees should never speak with reporters, journalists, other media representatives, investors or competitors. Any communications you receive from the media or third parties, other than customers, should be directed immediately to:

        - Mary Stuart, Vice President, Corporate Communications

        - Telephone: +44 (0)1895 830615 or +1 404 841 4142

        - Email: mstuart@synavant.com

          Employees should never speak with analysts or investors. These calls should be directed immediately to

        - Cliff Farren, Chief Financial Officer

          - Telephone: +1 404 841 5323

          - Email: cfarren@synavant.com

          Customer calls should be directed to the appropriate commercial or account manager in your country.

     39. What do I do if I have a question that is not addressed in this document?

     - Your local senior manager will be able to respond to many of your questions

     - Email your questions to: SYNAVANT Questions (questions@synavant.com)

     - Fax your questions to Mary Stuart at +1 404 841 4161

     All questions will be answered as quickly as possible. All questions and answers will be added to the "Questions and Answers" page in the Transaction Center in the News Room on SYNAVANT Global. The Transaction Center is accessible via the home page. It would be helpful therefore if you would check this page on SYNAVANT Global first, before sending your question, as your question may have been answered already.

                                    CEGEDIM

                               INFORMATION SHEET

COMPANY OVERVIEW

     Groupe CEGEDIM is a multi-national company headquartered in France specializing in technologies and services relating to medical information for healthcare professionals and pharmaceutical companies, including direct marketing solutions. It is also a vendor of Customer Relationship Management
(CRM) applications. CEGEDIM has two distinct operating divisions:

     - Healthcare services

     - Services to companies

     "Healthcare services" represents 80% of CEGEDIM's revenue and focuses on:

     - The provision of physician data, CRM technology and various other services to pharmaceutical companies, such as sales statistics, analysis of delivery and prescription of medical drugs, market surveillance and audit of pharmaceutical companies' promotion policies in 29 countries worldwide.

     - The computerization of physician offices in France and the UK, and computerization of pharmacists and other healthcare professionals networks in France.

     - The computerization of healthcare insurance companies and related electronic money services.

     "Services to companies" represents 20% of CEGEDIM's revenue. This division manages:

     - Direct marketing services and customer relations, including mailings and medical sample logistics in France.

     - The delivery of external IT services, electronic document management, human resources management and other various technology-based services.

     CEGEDIM's activities focus on advanced technologies relating to databases, information technology, the Internet and other networks. These skills enable CEGEDIM to develop solutions for the management and exchange of information, for companies in any industry.

EXPECTED CLOSE DATE OF TRANSACTION

     CEGEDIM's purchase of SYNAVANT's global business is expected to close by mid-year 2003.

CEGEDIM PROFILE

     - Public company quoted on the Euronext Market

     - Company is 70% owned by Jean-Claude Labrune, Founder, Chairman and CEO

     - Stock symbol:  CGM 5350

     - Founded in 1969

     - Headquartered in France

     - 2001 revenue: #307 million ($338 million), up 27% over 2000

     - 2002 revenue: #340 million ($374 million), up 11% over 2001

     - 2001 net profit: #18.3 million ($20 million), or 6% of revenue

     - 2002 net profit: not yet issued

     - 3200 employees in 29 countries across five continents with approximately 750 employees outside France

     - Market strength in France for healthcare data

     - French business contributed approximately 74% of 2002 global revenue

     - Offices support customers in 29 countries

CUSTOMERS

     - Pharmaceutical companies

     - Managed care providers

     - Insurers in the healthcare sector

     - Hospitals

     - Physicians

     - Pharmacists

     - Other stakeholders in health

     - . . . and various companies in any industry

BENEFITS FOR SYNAVANT'S BUSINESS

     - Strong financial support to foster customer confidence

     - Resources to invest in improving existing offerings and developing new ones

     - Expanded local support for European customers

     - New, combined organization results in stronger positioning and more capable business

BENEFITS FOR SYNAVANT'S EMPLOYEES

     - Part of a larger and exciting growth environment in which to work and apply skills and competencies

     - Potential for career opportunities due to strengthened, global organization

BENEFITS FOR CEGEDIM

     - Substantially enhanced service delivery capabilities in the US, Europe and Pacific Rim, significant relationships with global pharmaceutical companies and a growing pipeline of additional service opportunities

     - Strengthens CEGEDIM's international data, Interactive Marketing, consulting and CRM technology solutions and services portfolio that meets a wide range of customer needs in all geographies

     - Dovetails with CEGEDIM's strategy to enhance its position as a global provider of data, CRM technology and Interactive Marketing solutions and services

     - Strengthens CEGEDIM's management team

CEGEDIM KEY PERSONNEL AND DIRECTORS

Founder, Chairman and
Chief Executive Officer               - Jean-Claude Labrune
Managing Director                     - Pierre Marucchi
Healthcare Services                   - Jean-Paul Roques
Healthcare Operations
Worldwide                             - Laurent Schockmel
Chief Financial Officer               - Sandrine Debroise

WEBSITE ADDRESS HTTP://WWW.CEGEDIM.FR/

     (New site under construction -- already available: FOCUS "worldwide healthcare activities" on the front page)

           TEXT OF EMAIL SENT TO SYNAVANT EMPLOYEES ON APRIL 15, 2003

Dear Synavant Colleague:

     You have recently been informed about Cegedim's cash tender offer bid for all of Synavant's common stock. To comply with the U.S. Securities and Exchange Commission's guidelines, we are required to send you the following statement: As we have stated, we believe that this transaction offers some exciting possibilities for our business. Please be advised that none of the communications that you have received to date constitute an offer to purchase or a solicitation of an offer to sell securities of Synavant. If Cegedim proceeds with the offer, it will file a tender offer statement on Schedule TO regarding the offer with the SEC. Synavant will also be required to file a solicitation/recommendation statement on Schedule 14D-9 regarding its response to the offer.

     Those of our colleagues who are stockholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Stockholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Cegedim and Synavant at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from Synavant by directing such request to: Synavant Inc., 3445 Peachtree Road, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

     As the transaction and our plans move forward, we will keep you informed of our progress.

                                          Sincerely,

                                          Wayne P. Yetter
                                          Chairman and Chief Executive Officer